SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                              FORM 15

      Certification and Notice of Termination of Registration
    Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
              of the Securities Exchange Act of 1934.

                  Commission File Number:  0-6867

                        LYNTON GROUP,  INC.
      (Exact name of Registrant as specified in its charter)

                          9 Airport Road
                   Morristown Municipal Airport
                   Morristown, New Jersey 07960
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Common Stock ($.30 par value)
     (Title of each class of securities covered by this Form)

                               None
(Titles of all other classes of securities for which a duty to file reports under  Section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      [X]
Rule 12g-4(a)(1)(ii)     [ ]
Rule 12g-4(a)(2)(i)      [ ]
Rule 12g-4(a)(2)(ii)     [ ]
Rule 12h-3(b)(1)(i)      [X]
Rule 12h-3(b)(1)(ii)     [ ]
Rule 12h-3(b)(2)(i)      [ ]
Rule 12h-3(b)(2)(ii)     [ ]
Rule 15d-6               [ ]

Approximate number of holders of record as of the certification or notice date: 30

Pursuant to the requirements of the Securities Exchange Act of 1934, Lynton Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                             LYNTON GROUP, INC. (Registrant)


Date: April 30, 1999         By:/s/Christopher Tennant
                                Christopher Tennant, President
                                and Chief Executive Officer